December 3, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Mr. Brandon A. Hill.

Re:	Juma Technology Corp. (“Juma”)
Form 10-K File No.: 000-51058

Dear Mr. Hill:

This is to confirm and memorialize that pursuant to our conversation, we requested, on behalf of Juma, an extension of the time to respond to your comment letter of November 19, 2010 until December 10, 2010 and that such extension was granted.

Sincerely,

\s\ Arthur S. Marcus
Arthur S. Marcus, Esq.